Exhibit 99.1

Claude Resources Inc. Increases Inferred Resource Base 236 % at the Seabee Gold Operation, Saskatchewan

"Growth Driven by the L62 and Santoy Gap Deposits"

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

CALGARY, March 14, 2012 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" and or the "Company") today reported an updated National Instrument 43-101 ("NI 43-101") gold reserve and resource from its 100 percent owned Seabee Gold Operation, Saskatchewan, Canada.

Highlights include the following:

•         Mineral reserves increased, net of mining depletion, to 355,600 ounces at 5.37 grams per tonne from 352,600 ounces at 5.58 grams per tonne. Mineral reserves increased 18 percent at the Seabee Gold Mine, while reserves decreased 19 percent at the Santoy 8 Gold Mine.

•         Measured and indicated resources increased to 70,700 ounces at 5.35 grams per tonne from 49,600 ounces at 5.70 grams per tonne, representing a 43 percent increase from 2010.

•         Inferred mineral resources increased to 873,400 ounces at 6.48 grams per tonne from 260,100 ounces at 6.23 grams per tonne in 2010, representing a 236 percent increase in contained ounces year over year.

•         A significant portion of the increases came from the discovery and delineation of the L62 and Santoy Gap deposits. Individually, the L62 deposit added 70,400 ounces to the probable reserve and 40,300 ounces to the inferred resource and the Santoy Gap deposit added 495,000 ounces to the inferred resource.

•         In 2012, the Company has budgeted 130,000 metres of drilling at the Seabee Gold Operation with a focus on continued resource and reserve growth at the Seabee Mine, Santoy 8 and Santoy Gap.

Table 1: Seabee Gold Operation, Mineral Reserves and Mineral Resources as at December 31, 2011.
	2011			2010			Year over Year
	Tonnes	Grade (g/t)	Gold Ounces	Tonnes	Grade (g/t)	Gold Ounces	Oz Change	Percent Change
Proven and Probable Mineral Reserves
Seabee	1,062,900	6.58	224,900	887,100	6.69	190,800
Santoy 8	997,100	4.08	130,600	1,079,900	4.66	161,900
Total Mineral Reserves	2,059,900	5.37	355,600	1,967,100	5.58	352,600	2,900	1%
Measured and Indicated Mineral Resources
Seabee	127,400	4.65	19,000	-	-	-
Santoy 8	12,600	5.04	2,000	-	-	-
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	111,000	3.10	11,000	111,000	3.10	11,000
Total Measured and Indicated Resources	410,900	5.35	70,700	271,000	5.70	49,600	21,100	43%
Inferred Mineral Resources
Santoy Gap	2,321,000	6.63	495,000	-	-	-
Seabee	813,900	6.83	178,800	705,500	6.33	143,600
Santoy 8	850,000	5.46	149,300	384,800	5.35	66,200
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	138,300	6.03	26,800	138,300	6.03	26,800
Total Inferred Resources	4,193,200	6.48	873,400	1,298,600	6.23	260,100	613,300	236%

Notes:
1.	Mineral reserves and resources were estimated by Claude Resources Inc. personnel and audited by SRK Consulting (Canada) Inc.
2.	Mineral reserves and mineral resources estimates have been completed in accordance with CIM Standards and are reported in accordance with Canadian Securities Administrators' National Instrument 43-101. Mineral
resources are exclusive of mineral reserves.
3.	Seabee reserves and resources are estimated at a cut-off grade of 4.57 grams of gold per tonne and Santoy 8 and Santoy Gap reserves and resources are estimated at a cut-off grade of 3.0 grams of gold per tonne.
4.	Cut-off grades were calculated using a two year trailing price of Can. $1,400 per ounce of gold, a US/Can$
exchange rate of 1:1 and overall ore mining and processing costs are based on actual historical operating costs.
5.	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not represent the sum of the parts due to rounding.
6.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
7.	L62 mineral reserves and mineral resources are included in the Seabee totals.

Neil McMillan, President and CEO stated, "We are extremely pleased with this reserve and resource growth. The increase in ounces in 2011 demonstrates the potential that exists at the Seabee Gold Operation. The inclusion of the L62 and Santoy Gap deposits into reserves and resources came only six and nine months after their respective discoveries. More importantly these discoveries are in close proximity to current mining infrastructure and will be integrated into an updated life of mine plan anticipated during the third quarter. We are confident that this resource and reserve growth and our $7.5 million, 130,000 metre drill program in 2012 will translate into a significantly expanded production profile at Seabee."

Since 1991, Claude has produced over 973,000 ounces of gold from its Seabee Gold Operation, predominately from the Seabee deposit. Through an aggressive exploration effort in 2010 and 2011, the inferred resource base has expanded 236 percent year over year.  Specifically, the L62 deposit added 70,400 ounces at 7.62 grams of gold per tonne to the probable reserve and 40,300 ounces at 7.57 grams of gold per tonne to the inferred resource. The deposit has been defined from 1,000 metres to 600 metres below surface and remains open along strike and up-dip. The Company commenced underground development towards the L62 in October 2011 and anticipates initial production in the second half of 2012.

The Santoy Gap deposit added 495,000 ounces at 6.63 grams of gold per tonne to the inferred resource. The resource base has been defined between 200 and 550 metres below surface over a strike length of 550 metres. The deposit is located between 300 and 1,000 metres north of the existing Santoy 8 resource and remains open along strike and at depth and may link with the existing Santoy 8 resource. The Company plans to commence an underground exploration drift towards the Santoy Gap in the second quarter.  The development will be utilized as a drilling platform to test continuity between the Santoy Gap and Santoy 8 deposits as well as for infill drilling to upgrade the Santoy Gap inferred resource.

Driven by these positive results, the Company has approved an eight rig, 130,000 metre drill program for 2012 with a focus on resource and reserve expansion at Santoy Gap, Santoy 8, L62 and Seabee Mine at depth. Sixty thousand metres will be dedicated to the Santoy Gap, focusing on infill, testing the northern strike extension towards the previously producing Santoy 7 Mine, the southern strike extension towards the Santoy 8 Mine and the depth continuity. The remaining meterage will be focused on early-stage regional targets.  In addition, 60,000 metres of underground drilling is planned to evaluate continuity within and extensions of the Santoy 8, Seabee and L62 mineral reserves and resources as well as testing near-mine conceptual targets.

The Seabee Gold Operation is located in north central Saskatchewan within the Proterozoic, Glennie Lake domain of the Churchill Province. The Seabee and L62 deposits are located within the Laonil Lake Intrusive Complex, a triangular shaped gabbroic intrusive complex. A network of quartz-tourmaline-bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 to 90 degrees and host steeply-plunging ore shoots. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate.

The Santoy 8 and Santoy Gap deposits are 14 kilometres east of the Seabee Mine and Central Milling Facility and are located along the north-south striking Santoy shear system. Gold mineralization is hosted within a series of sheeted, shear-hosted quartz veins, silicified biotite-diopside schist and silicified granitic to dioritic dykes. Visible gold is typically observed along vein contacts, associated with trace to 5 percent, disseminated pyrrhotite, pyrite, chalcopyrite and rarely tellurides. Vein sets are interpreted to dip moderately, 45 to 60 degrees to the east, and are interpreted to be amenable to bulk underground mining techniques.

Please visit http://www.clauderesources.com/ for a detailed longitudinal map of the Santoy Gap and Seabee deposits and location map of the Seabee Gold Operation.

Mineral reserve and resource estimates for the Seabee Gold Operation were prepared by Claude Resources personnel and SRK Consulting (Canada) Inc., under the supervision of Brian Skanderbeg, P. Geo., Vice President Exploration and Peter Longo, P. Eng., Manager Capital Projects. Both are a "qualified person" as defined by National Instrument 43-101 and have reviewed the content of this Media Release for accuracy.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 973,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

APPENDIX A

Technical Parameters - Mineral Reserve and Mineral Resource Estimate

•         Mineral resources and mineral reserves for the Seabee, L62, Porky Main, Porky West and Santoy 8 deposits were estimated by Claude personnel. Mineral resources for the Santoy Gap deposit were estimated by SRK Consulting (Canada) Inc. under the supervision of Claude.

•         Mineral resources are estimated using a two-year trailing average gold price of $1,400 per ounce and a US$/Can$ exchange rate of 1:1.

•         Resource and reserve estimation for the Seabee, L62, Porky Main, Porky West and Santoy 8 deposits was based on 2D polygonal methods and for the Santoy Gap was based on 3D block modeling.

•         Cut-off grades were derived from historical ore mining and processing costs. Seabee reserves and resources are estimated at a cut-off grade of 4.57 grams of gold per tonne and Santoy 8 and Santoy Gap reserves and resources are estimated at a cut-off grade of 3.0 grams of gold per tonne.

•         It may be beneficial on occasion to process previously mined low grade material.  This material is classified as incremental ore.  Incremental ore at Seabee is defined as material that grades > 2.12 g/t and less than 4.57 g/t.  Incremental ore at Santoy is defined as material that grades > 1.60 g/t and less than 3.00 g/t.  These incremental cut-off grades do not have the influence of mining.

•         The bulk density factor applied to resource and reserve estimation was based on historical analysis and recent testwork. At Seabee it was 2.85 and 2.90, Santoy 8 was 2.80, Santoy Gap was 2.85 and Porky West and Porky Main was 2.70 tonnes/m3.

•         Minimum underground mining widths of 2.4 metres were applied to Longhole stoping blocks and 1.2 metres for shrinkage, bar and arm and alimak blocks.

•         Analysis of the cumulative probability plots for individual zones determined that capping of high-grade assays to limit their influence during grade estimation was necessary. For Seabee, Santoy Gap and Santoy 8 a capping value of 50 grams of gold per tonne was applied.  For Porky Main and Porky West a capping value of 15 grams of gold per tonne was applied.  For the L62 deposit, a capping value of 70 grams of gold per tonne was applied.

•         The mining methods applied include longhole, alimak, shrinkage, cut-and-fill and bar and arm with longhole as the tyical extraction method. Backfill consists of unconsolidated rockfill.

•         Extraction varies from 65 to 100 percent, averaging 85 percent. Mining dilution varies by mining technique in a range 10 to 40 percent, typically between 20 and 25 percent.

•         SRK Consulting (Canada) Inc. was engaged in December 2011 to calculate, under the supervision of Claude, a mineral resource estimate for the Santoy Gap deposit. Mineral resources were estimated using a geostatistical block modeling approach constrained by mineralization wireframes. Block size was set at 10 x 10 x 5 metres in size. Block gold grade was estimated by ordinary kriging from sourced capped composite data. Search neighbourhood and estimation parameters were adjusted based on variography results. Three estimation runs were completed. Grade estimates were also verified using other estimators. The mineral resource model was validated visually on section by section and elevation by elevation basis. Quantile-quantile plots comparing resource block and capped composite data show the usual smoothing effect of kriging particularly at higher grades, but confirm that the block model is representative of the informing data.

•         SRK Consulting (Canada) Inc. was engaged in December 2011 to complete an audit of the 2011 year end Seabee Gold Operation's mineral reserves and mineral resources.  The audit concluded that Claude's mineral resource and mineral reserve calculations and tabulation are conformable to CIM Definition Standards and National Instrument 43-101 requirements.

•         Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee Mine site and/or at ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

•         The resource and reserves presented herein are effective as at December 31st, 2011.

•         A Technical Report supporting the Mineral Resource Statement will be filed on SEDAR (www.sedar.com) within 45 days.  Also, a duplicate report will be placed on the Company's website www.claudersources.com.

%CIK: 0001173924

For further information:

Neil McMillan, CEO and President
Phone: (306) 668-7505

Or

Brian Skanderbeg P. Geo, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 07:30e 14-MAR-12